UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2020 (MM/DD/YY) AND ENDING 9/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gordian Knot Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

42 Broadway, Suite 12-129
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Juliette Saisselin	(917) 547-3726	Juliette.S@gordianknotinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/8/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Juliette Saisselin___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Gordian Knot Inc.___, as of ___September 30___, 21___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHRISTOPHER J PESTER
Notary Public-Maine
My Commission Expires
July 29, 2027

Notary Public

Signature: _Juliette Saisselin_

Title: President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2021

GORDIAN KNOT INC.

CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statement

   Statement of Financial Condition   2

   Notes to Financial Statement   3-6

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Gordian Knot Inc.

OPINION ON THE FINANCIAL STATEMENT

We have audited the accompanying statement of financial condition of Gordian Knot Inc. (the "Company"), as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company relies on its Parent for funding and, in July 2021, the Parent raised $3.33 million in additional share capital. This allowed the Parent to comply with its regulatory capital and liquidity requirements with the Financial Conduct Authority ("FCA") in the United Kingdom. This is part of a planned and ongoing share offering which will provide the Parent with the necessary funds to develop a new business venture and remain in compliance with its FCA regulatory requirements. However, the launch date and success of the new business venture is uncertain. This condition, among others, raises doubt about the Company's ability to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion has not been modified with respect to this matter.

BASIS FOR OPINION

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

WithumSmith+Brown, PC

December 10, 2021

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2021

ASSETS		
Cash	$	57,458
Prepaid income taxes		997
Other assets		10,375
	$	68,830
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	731
Due to Parent		12,174
		12,905
Stockholder's equity		
Common stock, $.01 par value, authorized, issued, and outstanding 10,000 shares		100
Additional paid-in capital		27,591
Retained earnings		28,234
Total stockholder's equity		55,925
	$	68,830

See accompanying notes to financial statements.

GORDIAN KNOT INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended September 30, 2021

1. Nature of business

Gordian Knot Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Gordian Knot Limited (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with the sale of securities to customers for which the Parent provides investment management services.

2. Going concern

There is substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are available to be issued. This is the case even though the Company has significantly reduced its fixed overhead by relocating to the premises of a service provider, with no cost or long-term commitment to the provider.

The Company relies on its Parent for funding and, in July 2021, the Parent raised US$3.33 million in additional share capital. This allowed the Parent to comply with its regulatory capital and liquidity requirements with the Financial Conduct Authority ("FCA") in the United Kingdom. This is part of a planned and ongoing share offering which will provide the Parent with the necessary funds to develop a new business venture and remain in compliance with its FCA regulatory requirements. However, the launch date and success of the new business venture is uncertain. This condition, among others, raises doubt about the Company's ability to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company follows ASC Topic 606, "Revenue from Contracts with Customers" which requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services.

The Company's only income is a Servicing fee which is recognized under terms outlined in a contract with Gordian Knot Limited ("the Parent"). Under this servicing agreement, the Parent pays a fee to the Company for services to certain customers of the Parent equal to approximately 105% of the expenses attributable to such activities, excluding income taxes. The servicing fee income is recorded when the related expenses are incurred. The Company believes the performance obligation for providing these services is satisfied over time because the services are provided and consumed over time. These fees are determined on a monthly basis and payment is made on presentation of the invoice. For the year ended September 30, 2021, servicing fees amounted to $180,312 and are included as servicing fee income in the Statement of Operations.

As at September 30, 2021 and October 1, 2020 the Company had $12,174 due to its parent and $10,764 due from its Parent.

GORDIAN KNOT INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended September 30, 2021

3. Summary of significant accounting policies (continued)

Contract Assets and Liabilities

As of September 30, 2021 and October 1, 2020 the Company did not have any contract assets or contract liabilities.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. At September 30, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

GORDIAN KNOT INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended September 30, 2021

3. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The Company maintains significantly all of its cash with one financial institution. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

The revenue that the Company receives under the servicing agreement represents substantially all of the Company's revenue.

4. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company makes a base contribution of 7% to the Plan. In addition, the Company may also match employee contributions, up to a set percentage, at the discretion of the Board of Directors. For the year ended September 30, 2021, the Company incurred expenses related to the Plan in the amount of approximately $6,000.

5. Net capital requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2021, the Company's net capital was approximately $45,000, which was approximately $40,000 in excess of its minimum requirement of $5,000.

6. Rule 15c3-3

The Company does not handle cash or securities on behalf of customers and therefore it is not impacted at all by Rule 15c3-3.

GORDIAN KNOT INC.

NOTES TO FINANCIAL STATEMENTS

7. Off-balance sheet risk

The accounting standard for guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others, requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. The Company currently is not obligated under any guarantee agreements.

8. Income taxes

The benefit for income taxes for the year ended September 30, 2021 consists of the following:

Current		
Federal	$	1,797
State and Local		50
Prior year tax accrual reversal		
Federal		(1,234)
State and Local		(2,208)
Total current income tax benefit	$	(1,595)

9. Risks and uncertainties

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at the time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible governmental advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected.

10. New accounting pronouncement

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-13, Accounting for Financial Instruments - Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance is effective for the Company on October 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance was not material to the Company.